Pricing Supplement No. 4131

(To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019, the Prospectus Supplement Addendum dated February 18, 2021 and the Product Supplement EQUITY INDICES SUN-1 dated August 1, 2019)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144
1,442,010 Units $10 principal amount per unit CUSIP No. 06747X862	Pricing Date Settlement Date Maturity Date	August 19, 2021 August 27, 2021 August 27, 2026

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index

▪  Maturity of approximately five years, if not called prior to maturity

▪  Automatic call of the notes per unit at $10 plus the applicable Call Premium ($0.675 on the first Observation Date, $1.350 on the second Observation Date, $2.025 on the third Observation Date and $2.700 on the final Observation Date), if the Index is flat or increases above 100% of the Starting Value on the relevant Observation Date

▪  The Observation Dates will occur approximately one year, two years, three years and four years respectively, after the pricing date

▪  If the notes are not called, at maturity:

▪ a return of 25% if the Index is flat or increases up to the Step Up Value

▪ a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

▪ 1-to-1 downside exposure to decreases in the Index beyond a 10.00% decline, with up to 90.00% of your principal at risk

▪  All payments are subject to the credit risk of Barclays Bank PLC

▪  No periodic interest payments

▪  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”.

▪  Limited secondary market liquidity, with no exchange listing

▪  The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-8 of this term sheet, beginning on page PS-8 of product supplement EQUITY INDICES SUN-1 and beginning on page S-7 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is $9.67 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-4 and “Risk Factors” beginning on page TS-8 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$ 14,349,999.50
Underwriting discount(1)	$ 0.20	$ 218,301.50
Proceeds, before expenses, to Barclays	$ 9.80	$ 14,131,698.00

(1)	The public offering price and underwriting discount for an aggregate of 1,402,010 units purchased in a transaction of 300,000 units or more by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

August 19, 2021

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Summary

The Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the EURO STOXX 50® Index (the “Index”), is equal to or greater than the Call Level on the relevant Observation Date. If the notes are not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Call Premiums and the Call Amounts) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes
Issuer:	Barclays Bank PLC (“Barclays”)	Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.
Principal Amount:	$10.00 per unit	Call Premiums:	$0.675 per unit if called on the first Observation Date (which represents a return of 6.75% over the principal amount), $1.350 per unit if called on the second Observation Date (which represents a return of 13.50% over the principal amount), $2.025 per unit if called on the third Observation Date (which represents a return of 20.25% over the principal amount) and $2.700 per unit if called on the final Observation Date (which represents a return of 27.00% over the principal amount).
Term:	Approximately five years, if not called	Ending Value:	The closing level of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.
Market Measure:	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), a price return index	Step Up Value:	5,155.89 (125% of the Starting Value, rounded to two decimal places).
Starting Value:	4,124.71	Step Up Payment:	$2.50 per unit, which represents a return of 25% over the principal amount.
Observation Level:	The closing level of the Market Measure on the applicable Observation Date.	Threshold Value:	3,712.24 (90% of the Starting Value, rounded to two decimal places).
Observation Dates:	September 1, 2022, August 24, 2023, August 22, 2024 and August 21, 2025, subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	August 20, 2026
Call Level:	4,124.71 (100% of the Starting Value).	Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-16.
Call Amounts (per unit):	$10.675 if called on the first Observation Date, $11.350 if called on the second Observation Date, $12.025 if called on the third Observation Date and $12.700 if called on the final Observation Date.	Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES SUN-1 dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010204/dp110109_424b3-indicessun.htm

▪	Prospectus supplement addendum dated February 18, 2021: http://www.sec.gov/Archives/edgar/data/312070/000095010321002483/dp146316_424b3.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus and prospectus supplement to the extent it is inconsistent therewith.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪	You anticipate that the notes will be automatically called or that the Ending Value will not be less than the Starting Value.

▪	You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪	You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪	You seek 100% principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪	You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Hypothetical Payout Profile at Maturity

The graph below shows a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.

Autocallable Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 90% of the Starting Value, the Step Up Payment of $2.50 per unit and the Step Up Value of 125% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. The following table is based on a Starting Value of 100, a Threshold Value of 90, a Step Up Value of 125 and the Step Up Payment of $2.50 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
60.00	-40.00%	$7.00	-30.00%
70.00	-30.00%	$8.00	-20.00%
80.00	-20.00%	$9.00	-10.00%
90.00(1)	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
100.00 (2)	0.00%	$12.50(3)	25.00%
105.00	5.00%	$12.50	25.00%
110.00	10.00%	$12.50	25.00%
120.00	20.00%	$12.50	25.00%
125.00(4)	25.00%	$12.50	25.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%
(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 4,124.71, which was the closing level of the Market Measure on the pricing date.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $2.50.

(4)	This is the hypothetical Step Up Value.

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 80.00
Redemption Amount per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 95.00
Redemption Amount per unit = $10.00, the principal amount, since the Ending Value is less than the Starting Value, but is equal to or greater than the Threshold Value.

Example 3
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 125.00
Ending Value: 110.00
Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 4
The Ending Value is 140.00, or 140.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	125.00
Ending Value:	140.00
Redemption Amount per unit

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-8 of product supplement EQUITY INDICES SUN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

Valuation- and Market-related Risks

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-16. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes is not a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Index and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Other Terms of the Notes

Market Measure Business Day

The provisions of this section supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES SUN-1.

A “Market Measure Business Day” means a day on which:

(A) the Eurex (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources without independent verification. The information reflects the policies of, and is subject to change by STOXX Limited (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-23 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index was created and is calculated, maintained and published by STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. The euro price return version of the Index is reported by Bloomberg L.P. under the ticker symbol “SX5E.”

Index Composition

The Index is a free-float market-capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. At any given time, some eligible countries may not be represented in the Index.

The selection list for the Index includes the top 60% of the free-float market capitalization of each of the 19 EURO STOXX® Supersector indices (or, effective with the September 2020 review, the 20 EURO STOXX® Supersector indices) and all current Index component stocks. All the stocks on the selection list are ranked in terms of free-float market capitalization. The largest 40 stocks on the selection list are selected for inclusion in the Index; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60. If the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks.

The composition of the Index is reviewed annually in September. The review cut-off date is the last trading day of August. The composition of the Index is also reviewed monthly and components that rank 75 or below are replaced and non-component stocks that rank 25 or above are added. In addition, changes to country classification and listing are effective as of the next quarterly review. At that time, the Index is adjusted accordingly to remain consistent with its country membership rules by deleting the company where necessary.

Maintenance of the Index

The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, bankruptcy, and price and share adjustments) that affect the composition of the Index are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

To maintain the number of components constant, a removed company is replaced by the highest-ranked non-component on the selection list. The selection list is updated on a monthly basis according to the review component selection process.

The free-float factors for each component stock used to calculate the Index are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

Calculation of the Index

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the value of the Index can be expressed as follows:

Index =	free-float market capitalization of the Index divisor

The “free-float market capitalization of the Index” is equal to the sum of the products, for each component stock, of the price, number of shares, free-float factor, weighting cap factor and, if applicable, the exchange rate from the local currency into the index currency of the Index as of the time that the Index is being calculated. The weighting cap factor limits the weight of each component stock within the Index to a maximum of 10% at the time of each review.

The free-float factor of each component stock is intended to reduce the number of shares to the actual amount available on the market. All fractions of the total number of shares that are larger than 5% and whose holding is of a long-term nature are excluded from the calculation of the Index, including: cross-ownership (stock owned either by the company itself, in the form of treasury shares, or owned by other companies); government ownership (stock owned by either governments or their agencies); private ownership (stock owned by either individuals or families); and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction.

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Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the values of the Index despite changes due to corporate actions. The following is a summary of the adjustments to any component stock of the Index made for corporate actions and the effect of such adjustment on the divisor of the Index, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New number of shares = old number of shares × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

If the subscription price is available as a price range and not as a fixed price, the price and share adjustment is performed only if both lower and upper range are in the money. The average value between lower and upper range will be used as a subscription price.

In case the share increase is greater than or equal to 100% (B / A ≥ 1), the adjustment of the shares and weight factors are delayed until the new shares are listed.

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New number of shares = old number of shares × (A + B) / A

Divisor: increases

(4) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: unchanged	(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close – close × B / (A + B) Divisor: decreases
(6) Stock dividend (from redeemable shares): Adjusted only if treated as extraordinary dividend. Adjusted close = close - close × B / (A + B) Divisor: decreases	(7) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(8) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company × (1-withholding tax)) × A / B

New number of shares = old number of shares × B / A

Divisor: decreases

(9) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) – (tender price × number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(10) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A Divisor: decreases
(11) Combination stock distribution (dividend or split) and rights offering: For this corporate action, the following additional assumptions apply:
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Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C) /((A + C) × (1 + B / A))

New number of shares = old number of shares × ((A + C) × (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New number of shares = old number of shares × (A + B + C) / A

Divisor: increases

(12) Addition / deletion of a company: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.	(13) Free-float and shares changes: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

The following graph shows the daily historical performance of the Index in the period from January 1, 2011 through August 19, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 4,124.71.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

We have entered into a non-exclusive license agreement with the Index sponsor whereby we, in exchange for a fee, are permitted to use the Market Measure in connection with the notes. The Index sponsor and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the notes.

The Index sponsors and its Licensors do not:

▪	sponsor, endorse, sell or promote the notes;

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▪	recommend that any person invest in the notes or any other securities;

▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes;

▪	have any responsibility or liability for the administration, management or marketing of the notes; or

▪	consider the needs of the notes or the owners of the notes in determining, composing or calculating the Index or have any obligation to do so.

The Index sponsor and its Licensors will not have any liability in connection with the notes. Specifically,

▪	The Index sponsor and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

▪	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Index and the data included in the Index;

▪	the accuracy or completeness of the Index and its data; or

▪	the merchantability and the fitness for a particular purpose or use of the Index and its data.

▪	The Index sponsor and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data.

▪	Under no circumstances will the Index sponsor or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if the Index sponsor or its Licensors knows that they might occur.

The licensing agreement between us and the Index sponsor is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

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Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Prohibition of Sales to UK Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom (“UK”). For these purposes, a UK retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to

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implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (“EEA”). For these purposes, an EEA retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus and prospectus supplement to the extent it is inconsistent therewith.

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Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date was based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-18 of product supplement EQUITY INDICES SUN-1.

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Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index, due August 27, 2026

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Index. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 5, 2021, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 5, 2021, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 5, 2021, which has been filed as an exhibit to the report on Form 6-K referred to above.

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